UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FORTRESS INVESTMENT GROUP LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Shares, no par value

(Title of Class of Securities)

34958B106

(CUSIP Number of Class of Securities)

David N. Brooks, Esq.

Vice President, General Counsel and Secretary

1345 Avenue of the Americas

New York, New York 10105

(212) 798-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Joseph A. Coco, Esq.

Michael J. Zeidel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$100,000,000	$10,070

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $100,000,000 in aggregate of up to 23,529,411 Class A shares of Fortress Investment Group LLC at the minimum tender offer price of $4.25 per share in cash.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,070	Filing Party: Fortress Investment Group LLC
Form or Registration No.: Schedule TO	Date Filed: February 5, 2016

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission by Fortress Investment Group LLC, a Delaware limited liability company (“Fortress” or the “Company”), on February 5, 2016, in connection with the offer by Fortress to purchase for cash up to $100,000,000 of its Class A shares representing Class A limited liability company interests, no par value (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $4.75 per Share nor less than $4.25 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to the Company at the purchase price determined in the offer, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 5, 2016 (the “Offer to Purchase”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B), and is being filed solely to incorporate by reference into the Schedule TO the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

On February 25, 2016, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2015, which is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits to the exhibit index:

Exhibit No.	Description

(d)(32)	Separation Agreement and Release Agreement dated November 24, 2015, by and between Michael E. Novogratz and FIG LLC (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016 (File No. 001-33294), Exhibit 10.29).

(d)(33)

Purchase Agreement dated November 24, 2015, by and among Fortress Operating Group Entity I

LP, FOE II (New) LP, Principal Holdings I LP, Michael E. Novogratz and the trusts party thereto (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016 (File No. 001-33294), Exhibit 10.30).

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks

Name:	David N. Brooks
Title:	Vice President, General Counsel and Secretary

Date: February 25, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 5, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 5, 2016.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 5, 2016.*

(a)(1)(F)	Summary Advertisement, dated February 5, 2016.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing commencement of the Tender Offer, dated February 5, 2016.*

(b)	None.

(d)(1)	Specimen Certificate evidencing the Company’s Class A shares (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 4.1).

(d)(2)	Form of Shareholders Agreement, by and among the Company, Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, and Michael Novogratz (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 4.2).

(d)(3)	Amendment No. 1 to Shareholders Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 1, 2014 (File No. 001-33294), Exhibit 4.3).

(d)(4)	Form of Agreement Among Principals, by and among Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, and Michael Novogratz (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.1).

(d)(5)	Amended and Restated Tax Receivable Agreement dated February 1, 2007, by and among FIG Corp., FIG Asset Co. LLC, the entities set forth on the signature pages thereto and each of the parties thereto identified as partners (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.3).

(d)(6)	Certificate of Incorporation of FIG Corp. (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.13).

(d)(7)	By-Laws of FIG Corp. (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.14).

(d)(8)	Certificate of Formation of FIG Asset Co. LLC (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.15).

(d)(9)	Operating Agreement of FIG Asset Co. LLC (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.16).

(d)(10)	Amended and Restated Limited Partnership Agreement of Fortress Operating Entity I LP (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.17).

(d)(11)	First Amendment to the Amended Restated Agreement of Limited Partnership of Fortress Operating Entity I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.9).

(d)(12)	Second Amendment to the Amended Restated Agreement of Limited Partnership of Fortress Operating Entity I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.10).

(d)(13)	Amended and Restated Agreement of Limited Partnership of Fortress Operating Entity II LP (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 2, 2012 (File No. 001-33294), Exhibit 10.9).

(d)(14)	First Amendment to Amended and Restated Agreement of Limited Partnership of FOE II (New) LP (formerly known as Fortress Operating Entity II LP) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 2, 2012 (File No. 001-33294), Exhibit 10.10).

(d)(15)	Second Amendment to the Amended Restated Agreement of Limited Partnership of FOE II (New) LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.13).

(d)(16)	Third Amendment to the Amended Restated Agreement of Limited Partnership of the FOE II (New) LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.14).

(d)(17)	Amended and Restated Limited Partnership Agreement of Principal Holdings I LP (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.20).

(d)(18)	First Amendment to the Amended and Restated Agreement of Limited Partnership of Principal Holdings I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.16).

(d)(19)	Second Amendment to the Amended and Restated Agreement of Limited Partnership of Principal Holdings I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.17).

(d)(20)	Third Amendment to the Amended Restated Agreement of Limited Partnership of Principal Holdings I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014 (File No. 001-33294), Exhibit 10.18).

(d)(21)	Amended and Restated Exchange Agreement among FIG Corp., FIG Asset Co. LLC, Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, Michael Novogratz, Adam Levinson, Fortress Operating Entity I LP, and Principal Holdings I LP (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 1, 2011 (File No. 001-33294), Exhibit 10.17).

(d)(22)	Joinder to Amended and Restated Exchange Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed with the SEC on May 1, 2014 (File No. 001-33294), Exhibit 10.20).

(d)(23)	Employment Agreement by and between Daniel Bass and the Company (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.24).

(d)(24)	Employment Agreement by and between David Brooks and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 28, 2008 (File No. 001-33294), Exhibit 10.25).

(d)(25)	Amended and Restated Fortress Investment Group LLC 2007 Omnibus Equity Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (File No. 001-33294), Exhibit 10.4).

(d)(26)	Form of Indemnification Agreement, by and between Fortress Investment Group LLC and the executive officers and directors of the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (File No. 001-33294), Exhibit 10.6).

(d)(27)	Principal Compensation Plan, effective as of January 1, 2012 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.17).

(d)(28)	Employment, Non-Competition and Non-Solicitation Agreement of Peter L. Briger, Jr., dated August 4, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.18).

(d)(29)	Employment, Non-Competition and Non-Solicitation Agreement of Wesley R. Edens, dated August 4, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.19).

(d)(30)	Employment, Non-Competition and Non-Solicitation Agreement of Randal A. Nardone, dated August 4, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.21).

(d)(31)	Employment, Non-Competition and Non-Solicitation Agreement of Michael E. Novogratz, dated August 4, 2011 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.22).

(d)(32)	Separation Agreement and Release Agreement dated November 24, 2015, by and between Michael E. Novogratz and FIG LLC (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016 (File No. 001-33294), Exhibit 10.29).

(d)(33)

Purchase Agreement dated November 24, 2015, by and among Fortress Operating Group Entity I

LP, FOE II (New) LP, Principal Holdings I LP, Michael E. Novogratz and the trusts party thereto (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016 (File No. 001-33294), Exhibit 10.30).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO filed on February 5, 2016.